SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               FORM 12b-25/A
                             (Amendment No. 1)

                                            Commission File Number:  001-11543

                        NOTIFICATION OF LATE FILING

(Check One):   / / Form 10-K   / / Form 11-K   / / Form 20-F   /X/ Form 10-Q
              / / Form N-SAR

        For Period Ended: September 30, 2004
                          ------------------

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form  20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

     For the Transition Period Ended: Not Applicable
                                         --------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable
                                                        --------------

Preliminary note: the Form 12b-25/A is being filed solely to correct the amount of the extraordinary dividend referred to below and to indicate the amount of the merger consideration as reduced by the extraordinary dividend.


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:      The Rouse Company
                              -----------------

Former name if applicable:
                              -----------------

Address of principal executive office (Street and number):  10275 Little
                                                            Patuxent Parkway

City, State and Zip Code:    Columbia, Maryland, 21044-3456
                             ------------------------------

                                  PART II
                          RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     On August 19, 2004, The Rouse Company ("we", "Rouse" or "us") executed a definitive merger agreement with General Growth Properties, Inc. ("GGP"). Under the terms of the merger agreement, which has been approved by each company's Board of Directors, a subsidiary of GGP would be merged with and into Rouse, and Rouse would become a subsidiary of GGP and holders of Rouse common stock would receive $67.50 per share (reduced, as provided in the merger agreement, by reason of the extraordinary dividend described below). The merger consideration, as so reduced, is $65.20526 per share. On November 9, 2004, the merger was approved by the stockholders of Rouse.

     One of the conditions for closing the merger is that we deliver to GGP an opinion of tax counsel acceptable to GGP with respect to our qualification as a real estate investment trust ("REIT"). In preparing for the merger, we discovered that we may have non-REIT earnings and profits that we did not distribute to our stockholders. These earnings and profits include non-REIT earnings and profits we would have been deemed to have inherited in 2001 if a tax election we made in 2001 with respect to one of our subsidiaries was not valid and would also include earnings and profits which may be attributed to certain intercompany transactions. Based on advice from our outside legal counsel who assist us with REIT tax matters and our internal analysis, we believe that we had available various courses of action (including making additional distributions to our stockholders) that would enable us to satisfy certain tax law requirements applicable to REITs. We believe that paying additional distributions to our stockholders (which we refer to as extraordinary dividends) and making additional tax, interest and penalty payments were the most expedient courses of action. On November 9, 2004, we entered into an agreement with the Internal Revenue Service ("IRS") to settle these matters and to treat the payment of extraordinary dividends as satisfying our distribution requirements (the "Closing Agreement"). Pursuant to the Closing Agreement, we will pay an extraordinary dividend to stockholders of record at the close of business on November 9, 2004 in the amount of $2.29474 per share. In addition, we will pay approximately $23.2 million of interest and have paid a sanction penalty of $21.4 million to the IRS. We also expect to pay an additional $7.5 million of income taxes.

     We cannot timely file the Form 10-Q for the period ended September 30, 2004 ("Form 10-Q") without unreasonable effort or expense since we must take into account the terms of the Closing Agreement which resolves a significant contingency that existed at September 30, 2004 and which was signed on November 9, 2004, the day on which the Form 10-Q was otherwise due. We believe it will take a few days for us to complete the financial and other information required in the Form 10-Q.


                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Gregory J. Thor                     (410) 992-3680
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     (Name)                (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             /X/ Yes   / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                            /X/ Yes   / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Our earnings from continuing operations for the three months ended September 30, 2004 will be lower than those for the corresponding period for the last fiscal year by approximately $60 million due to the interest, taxes and penalties relating to the Closing Agreement with the IRS and due to costs incurred in connection with the merger with GGP.

                             The Rouse Company
                             -----------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 10, 2004             By:  /s/ Melanie M. Lundquist
                                        ----------------------------------
                                        Melanie M. Lundquist
                                        Senior Vice President and
                                        Corporate Controller